

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

August 25, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Paritosh K. Choksi
Chief Financial Officer
ATEL Capital Equipment Fund VIII, LLC
600 California Street, 6th floor
San Francisco, California 94108

      RE: Form 10-K for the fiscal year ended December 31, 2008
               Form 10-Q for the period ended March 31, 2009
                   File No. 0-33103

Dear Mr. Choksi:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                                 Sincerely,

                                 Rufus Decker
                                 Accounting Branch Chief